UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37574

Centrue Financial Corporation

(Exact name of registrant as specified in its charter)

c/o Midland States Bancorp, Inc.

1201 Network Centre Drive

Effingham, Illinois 62401

(217) 342-7321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.01 par value)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock ($0.01 par value): Zero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Midland States Bancorp, Inc., on behalf of Centrue Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 19, 2017	MIDLAND STATES BANCORP, INC.,
on behalf of Centrue Financial Corporation

		By:	/s/ Douglas J. Tucker
		Name:	Douglas J. Tucker
		Title:	Senior Vice President and Corporate Counsel